PRESS RELEASE                                   For Immediate Release

For further information, please contact:

Mr. Li Chunqing                                 Tel:(86)432-390 3651
Jilin Chemical Industrial Company Limited       Fax:(86)432-302 8126

Ms. Gladys Lee                                  Tel:(852)2838 1162
Fortune China Public Relations Ltd.             Tel:(852)2834 5109

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                ANNOUNCES RESOLUTIONS PASSED AT THE BOARD MEETING

(Jilin City/Hong Kong, April 19, 2005)-----The board of directors of Jilin Chemical Industrial Company Limited (HKSE: 0368, NYSE: JCC) held a meeting on April 19, 2005 at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, China.

The first quarterly report for 2005 was approved by the board of directors of the Company. The Company's quarterly financial statements prepared under the PRC accounting rules and regulations were unaudited. During the three months ended March 31, 2005, the Company processed 1.73 million tons of crude oil, representing an increased of approximately 11.2% as compared with the corresponding period of 2004; It recorded a sales of products of approximately
2.17 million tons, representing an increase of approximately 6.6% as compared with the corresponding period of 2004; an income from principal operation of approximately RMB 8,317.49 million, representing an increase of 32% as compared with the corresponding period of 2004; a net profit of approximately RMB 147.19 million, representing a decrease of approximately 43% as compared with the corresponding period of 2004; a shareholders' equity of approximately RMB 6,000.81 million, representing an increase of approximately 2.5% as compared with that as at December 31, 2004.

During the first quarter of 2005, the Company had adopted effective measures to ensure the safe, stable, optimized and full operation of its production facilities, to increase the sales of petrochemical and synthetic rubber products and reduce the financial costs to mitigate the adverse impact of the unfavorable factors. However, the domestic price of the crude price had been increasing due to the surge of crude oil price and the rising range of the price of crude oil was higher than that of gasoline and diesel oil in the PRC. As a result, the Company's net profit decreased approximately 43% as compared with the corresponding period of 2004.

The Company is one of the largest producers of basic chemical and chemical raw materials, and one of the largest diversified chemical enterprises in the PRC. Its primary business consists of the production of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.

                                     - End -